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                                                                  EXHIBIT (A)(4)

                                  [LETTERHEAD]

June 29, 2001



Dear eMerge Employee:

         Today, eMerge is announcing an important and exciting opportunity for employees who have eMerge Interactive, Inc. employee stock options.

         As you know, the equity markets have been incredibly volatile this past year. So much that even the best of the best companies have not been insulated from unforeseen dramatic movements in stock price. The management team at eMerge recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options at prices much higher than the stock is today.

         In response to this situation, we are announcing the eMerge employee stock option exchange program. This voluntary program allows eMerge employees who are not Vice Presidents or above and employees who have not received options in the last 30 days, to cancel existing options and exchange them for new options that will be granted no earlier than six months and one day from the date of cancellation, expected to be on February 4, 2002. The new grant(s) will have the same vesting schedule(s) as the original grant(s).

         This program is not a stock option re-pricing. A re-pricing would force the company to take a significant accounting charge and would hinder the company's earnings growth.

         Included with this letter are documents that detail the employee stock option exchange program, the possible benefits and risks, and what you need to do if you choose to participate in the program. We encourage you to review the material in detail and consider your decision carefully.

         Speaking for all of management, we continue to believe that eMerge's opportunities for growth are better than ever and, as always, want to provide the best ways to reward employees for our execution on those opportunities. We believe that this program is an important indication of our appreciation for the entire eMerge team.


                                                Sincerely,


                                                Tom Tippens
                                                Chairman of the Board &
                                                Chief Executive Officer